

ANGLO
AMERICAN


SEC MAIL
RECEIVED
PROCESSING
MAY 10 2005
WASH, D.C.
202
SECTION

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America


05007879

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

28 April 2005

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Restatement of 2004 Annual Results to IFRS;
- Press release re: Transactions regarding Hudbay Minerals and Knight Resources; and
- Directors Share Interests dated 28 April 2005.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

AVS: 901080
RNS: 6455L

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



RECEIVED
MAY 1 0 2005
WASH, D.C.
202
SECTION

1) Name of company

Anglo American plc

2) Name of director

Mr A J Trahar

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of options under the Anglo American plc Savings-Related Share Option Scheme (SAYE)

7) Number of shares/amount of stock acquired

-

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

-

12) Price per share

-

13) Date of transaction

-

14) Date company informed

-

15) Total holding following this notification

-

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

28 April 2005

18) Period during which or date on which exercisable

1 September 2012 - 28 February 2013

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

1,761 Ordinary shares of US$0.50 each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£10.15

22) Total number of shares or debentures over which options held following this notification

839,974

23) Name of contact and telephone number for queries

Mr N Jordan - tel. 020 7968 8750

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..28 April 2005......

AVS: 901080
RNS: 6455L

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


SEC MAIL PROCESSING
RECEIVED
MAY 10 2005
WASH, D.C. 202 SECTION

1) Name of company

Anglo American plc

2) Name of director

Mr A J Trahar

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of options under the Anglo American plc Savings-Related Share Option Scheme (SAYE)

7) Number of shares/amount of stock acquired

-

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

-

12) Price per share

-

13) Date of transaction

-

14) Date company informed

-

15) Total holding following this notification

-

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

28 April 2005

18) Period during which or date on which exercisable

1 September 2012 - 28 February 2013

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

1,761 Ordinary shares of US$0.50 each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£10.15

22) Total number of shares or debentures over which options held following this notification

839,974

23) Name of contact and telephone number for queries

Mr N Jordan - tel. 020 7968 8750

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..28 April 2005......

AVS: 901080
RNS: 6455L

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



SEC MAIL PROCESSING
RECEIVED
MAY 10 2005
WASH, D.C. 202 SECTION

1) Name of company

Anglo American plc

2) Name of director

Mr A J Trahar

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of options under the Anglo American plc Savings-Related Share Option Scheme (SAYE)

7) Number of shares/amount of stock acquired

-

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

-

12) Price per share

-

13) Date of transaction

-

14) Date company informed

-

15) Total holding following this notification

-

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

28 April 2005

18) Period during which or date on which exercisable

1 September 2012 - 28 February 2013

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

1,761 Ordinary shares of US$0.50 each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£10.15

22) Total number of shares or debentures over which options held following this notification

839,974

23) Name of contact and telephone number for queries

Mr N Jordan - tel. 020 7968 8750

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..28 April 2005......

AVS: 901080
RNS: 6455L

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



SEC MAIL
RECEIVED
PROCESSING
MAY 10 2005
WASH, D.C.
202
SECTION

1) Name of company

Anglo American plc

2) Name of director

Mr A J Trahar

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

\-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of options under the Anglo American plc Savings-Related Share Option Scheme (SAYE)

7) Number of shares/amount of stock acquired

\-

8) Percentage of issued class

\-

9) Number of shares/amount of stock disposed

\-

10) Percentage of issued class

\-

11) Class of security

\-

12) Price per share

\-

13) Date of transaction

-

14) Date company informed

-

15) Total holding following this notification

-

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

28 April 2005

18) Period during which or date on which exercisable

1 September 2012 - 28 February 2013

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

1,761 Ordinary shares of US$0.50 each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£10.15

22) Total number of shares or debentures over which options held following this notification

839,974

23) Name of contact and telephone number for queries

Mr N Jordan - tel. 020 7968 8750

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..28 April 2005......

AVS: 901080
RNS: 6455L

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



SEC MAIL PROCESSING
RECEIVED
MAY 10 2005
WASH. D.C. 202 SECTION

1) Name of company

Anglo American plc

2) Name of director

Mr A J Trahar

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of options under the Anglo American plc Savings-Related Share Option Scheme (SAYE)

7) Number of shares/amount of stock acquired

-

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

-

12) Price per share

-

13) Date of transaction

-

14) Date company informed

-

15) Total holding following this notification

-

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

28 April 2005

18) Period during which or date on which exercisable

1 September 2012 - 28 February 2013

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

1,761 Ordinary shares of US$0.50 each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£10.15

22) Total number of shares or debentures over which options held following this notification

839,974

23) Name of contact and telephone number for queries

Mr N Jordan - tel. 020 7968 8750

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..28 April 2005......


ANGLO
AMERICAN



News Release

25 April 2005

Restatement of 2004 Annual Results to IFRS

Anglo American will be reporting its restated financial results for the year ended 31 December 2004 under International Financial Reporting Standards (IFRS) on 9 May 2005.

A presentation of the restated results will be hosted by Tony Lea, Finance Director, at 10.00am (London time).

The presentation will be webcast and can be accessed from the Anglo American website at www.angloamerican.co.uk. A replay of the webcast will be available later that day.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk




SEC MAIL PROCESSING
RECEIVED
MAY 1 0 2005
WASH. D.C.
202
SECTION

News Release

25 April 2005

Restatement of 2004 Annual Results to IFRS

Anglo American will be reporting its restated financial results for the year ended 31 December 2004 under International Financial Reporting Standards (IFRS) on 9 May 2005.

A presentation of the restated results will be hosted by Tony Lea, Finance Director, at 10.00am (London time).

The presentation will be webcast and can be accessed from the Anglo American website at www.angloamerican.co.uk. A replay of the webcast will be available later that day.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk


SEC MAIL PROCESSING
RECEIVED
MAY 1 0 2005
WASH. D.C.
202
SECTION



ANGLO
AMERICAN

News Release

25 April 2005

Restatement of 2004 Annual Results to IFRS

Anglo American will be reporting its restated financial results for the year ended 31 December 2004 under International Financial Reporting Standards (IFRS) on 9 May 2005.

A presentation of the restated results will be hosted by Tony Lea, Finance Director, at 10.00am (London time).

The presentation will be webcast and can be accessed from the Anglo American website at www.angloamerican.co.uk. A replay of the webcast will be available later that day.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk


ANGLO
AMERICAN


SEC MAIL PROCESSING
RECEIVED
MAY 1 0 2005
WASH, D.C.
202
SECTION

News Release

25 April 2005

Restatement of 2004 Annual Results to IFRS

Anglo American will be reporting its restated financial results for the year ended 31 December 2004 under International Financial Reporting Standards (IFRS) on 9 May 2005.

A presentation of the restated results will be hosted by Tony Lea, Finance Director, at 10.00am (London time).

The presentation will be webcast and can be accessed from the Anglo American website at www.angloamerican.co.uk. A replay of the webcast will be available later that day.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk


SEC MAIL PROCESSING
RECEIVED
MAY 1 0 2005
WASH, D.C. 202 SECTION


ANGLO
AMERICAN

News Release

25 April 2005

Restatement of 2004 Annual Results to IFRS

Anglo American will be reporting its restated financial results for the year ended 31 December 2004 under International Financial Reporting Standards (IFRS) on 9 May 2005.

A presentation of the restated results will be hosted by Tony Lea, Finance Director, at 10.00am (London time).

The presentation will be webcast and can be accessed from the Anglo American website at www.angloamerican.co.uk. A replay of the webcast will be available later that day.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk



ANGLO AMERICAN


SEC MAIL
RECEIVED
PROCESSING
MAY 1 0 2005
WASH, D.C.
202
SECTION

News Release

26 April 2005

Transactions regarding Hudbay Minerals and Knight Resources

Anglo American plc ("Anglo American") announces that its subsidiary, Taurus Investments, S.A., sold on the Toronto Stock Exchange 5,777,777 common shares of Hudbay Minerals Inc. ("Hudbay") and 86,666,666 warrants to purchase common shares of Hudbay, for a total cash consideration of C$19.8 million (approx. US$16 million). These common shares and warrants were part of the consideration for the sale by Anglo American of Hudson Bay Mining and Smelting Co. in December 2004, and completes the disposal of all the Group's interest in Hudbay.

In a separate transaction in Toronto, Anglo American Exploration (Canada) Limited ("AAEC"), a subsidiary of Anglo American, recently acquired 1,840,000 common shares of Knight Resources Ltd. ("Knight"), through a non-brokered private placement, for a cash consideration of US$452,000, taking its total stake in Knight to 10.38%.

For further information:

Anglo American - London

Investor Relations
Charles Gordon
Tel: +44 207 968 8933

Media Relations
Kate Aindow
Tel: +44 207 968 8619

Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Daniel Ngwepe
Tel: +27 11 638 2267

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)



ANGLO
AMERICAN


SEC MAIL
RECEIVED
PROCESSING
MAY 1 0 2005
WASH, D.C.
202
SECTION

News Release

26 April 2005

Transactions regarding Hudbay Minerals and Knight Resources

Anglo American plc ("Anglo American") announces that its subsidiary, Taurus Investments, S.A., sold on the Toronto Stock Exchange 5,777,777 common shares of Hudbay Minerals Inc. ("Hudbay") and 86,666,666 warrants to purchase common shares of Hudbay, for a total cash consideration of C$19.8 million (approx. US$16 million). These common shares and warrants were part of the consideration for the sale by Anglo American of Hudson Bay Mining and Smelting Co. in December 2004, and completes the disposal of all the Group's interest in Hudbay.

In a separate transaction in Toronto, Anglo American Exploration (Canada) Limited ("AAEC"), a subsidiary of Anglo American, recently acquired 1,840,000 common shares of Knight Resources Ltd. ("Knight"), through a non-brokered private placement, for a cash consideration of US$452,000, taking its total stake in Knight to 10.38%.

For further information:

Anglo American - London
Investor Relations
Charles Gordon
Tel: +44 207 968 8933

Media Relations
Kate Aindow
Tel: +44 207 968 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Daniel Ngwepe
Tel: +27 11 638 2267

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)


ANGLO
AMERICAN


SEC MAIL PROCESSING
RECEIVED
MAY 1 0 2005
WASH, D.C.
202
SECTION

News Release

26 April 2005

Transactions regarding Hudbay Minerals and Knight Resources

Anglo American plc ("Anglo American") announces that its subsidiary, Taurus Investments, S.A., sold on the Toronto Stock Exchange 5,777,777 common shares of Hudbay Minerals Inc. ("Hudbay") and 86,666,666 warrants to purchase common shares of Hudbay, for a total cash consideration of C$19.8 million (approx. US$16 million). These common shares and warrants were part of the consideration for the sale by Anglo American of Hudson Bay Mining and Smelting Co. in December 2004, and completes the disposal of all the Group's interest in Hudbay.

In a separate transaction in Toronto, Anglo American Exploration (Canada) Limited ("AAEC"), a subsidiary of Anglo American, recently acquired 1,840,000 common shares of Knight Resources Ltd. ("Knight"), through a non-brokered private placement, for a cash consideration of US$452,000, taking its total stake in Knight to 10.38%.

For further information:

Anglo American - London
Investor Relations
Charles Gordon
Tel: +44 207 968 8933

Media Relations
Kate Aindow
Tel: +44 207 968 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Daniel Ngwepe
Tel: +27 11 638 2267

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk


ANGLO
AMERICAN


SEC MAIL PROCESSING
RECEIVED
MAY 10 2005
WASH. D.C.
202
SECTION

News Release

26 April 2005

Transactions regarding Hudbay Minerals and Knight Resources

Anglo American plc ("Anglo American") announces that its subsidiary, Taurus Investments, S.A., sold on the Toronto Stock Exchange 5,777,777 common shares of Hudbay Minerals Inc. ("Hudbay") and 86,666,666 warrants to purchase common shares of Hudbay, for a total cash consideration of C$19.8 million (approx. US$16 million). These common shares and warrants were part of the consideration for the sale by Anglo American of Hudson Bay Mining and Smelting Co. in December 2004, and completes the disposal of all the Group's interest in Hudbay.

In a separate transaction in Toronto, Anglo American Exploration (Canada) Limited ("AAEC"), a subsidiary of Anglo American, recently acquired 1,840,000 common shares of Knight Resources Ltd. ("Knight"), through a non-brokered private placement, for a cash consideration of US$452,000, taking its total stake in Knight to 10.38%.

For further information:

Anglo American - London

Investor Relations
Charles Gordon
Tel: +44 207 968 8933

Media Relations
Kate Aindow
Tel: +44 207 968 8619

Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Daniel Ngwepe
Tel: +27 11 638 2267

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk


ANGLO
AMERICAN


SEC MAIL
RECEIVED
PROCESSING
MAY 10 2005
WASH, D.C.
202
SECTION

News Release

26 April 2005

Transactions regarding Hudbay Minerals and Knight Resources

Anglo American plc ("Anglo American") announces that its subsidiary, Taurus Investments, S.A., sold on the Toronto Stock Exchange 5,777,777 common shares of Hudbay Minerals Inc. ("Hudbay") and 86,666,666 warrants to purchase common shares of Hudbay, for a total cash consideration of C$19.8 million (approx. US$16 million). These common shares and warrants were part of the consideration for the sale by Anglo American of Hudson Bay Mining and Smelting Co. in December 2004, and completes the disposal of all the Group's interest in Hudbay.

In a separate transaction in Toronto, Anglo American Exploration (Canada) Limited ("AAEC"), a subsidiary of Anglo American, recently acquired 1,840,000 common shares of Knight Resources Ltd. ("Knight"), through a non-brokered private placement, for a cash consideration of US$452,000, taking its total stake in Knight to 10.38%.

For further information:

Anglo American - London
Investor Relations
Charles Gordon
Tel: +44 207 968 8933

Media Relations
Kate Aindow
Tel: +44 207 968 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Daniel Ngwepe
Tel: +27 11 638 2267

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)